04002621

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53427

RECEIVED
MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone Ridge Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue - Suite 3801
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob L. Silverman — (212) 702-8680
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Jacob L. Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone Ridge Partners, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN V. HILSDORF
Notary Public, State Of New York
No. 01HI6040812
Qualified In Queens County
Commission Expires May 1, 20 06

Notary Public

Signature

Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stone Ridge Partners LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2003

Index

Report of Independent Public Accountants

To the Board of Directors
Stone Ridge Partners LLC

We have audited the accompanying statement of financial condition of Stone Ridge Partners LLC (A Limited Liability Company) as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Ridge Partners LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
January 27, 2004

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:	
Cash and cash equivalents	$1,837,044
Accounts receivable	32,390
Clients' advances	51,384
Prepaid expenses	7,661
Total current assets	1,928,479
Equipment, net	4,837
Security deposit	1,228
Investment in joint venture	496,751
Total	$2,431,295

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 50,774
Income taxes payable	21,867
Members' distributions payable	400,000
Total liabilities	472,641
Members' equity	1,958,654
Total	$2,431,295

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Fees	$2,630,012
Interest and dividends	101,225
Equity in earnings of joint venture	693,750
Total	3,424,987
Expenses:	
Guaranteed payments to members	622,357
Payroll and related	187,834
Occupancy	75,548
General and administrative	257,285
Total	1,143,024
Income before income taxes	2,281,963
Provision for income taxes	110,030
Net income	$2,171,933

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance, beginning of year	$ 1,679,971
Net income	2,171,933
Distributions declared	(1,893,250)
Balance, end of year	$ 1,958,654

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net income	$2,171,933
Adjustments to reconcile net income to net cash provided in operating activities:	
Depreciation	3,223
Equity in earnings of joint venture	(693,750)
Distributions from joint venture	197,000
Changes in operating assets and liabilities:	
Accounts receivable	41,681
Clients' advances	(27,715)
Prepaid expenses	15,874
Security deposit	(1,228)
Accounts payable and accrued expenses	38,889
Income taxes payable	(33,943)
Net cash provided by operating activities	1,711,964
Investing activities - investment in joint venture	(1)
Financing activities - distributions paid to members	(1,493,250)
Net increase in cash and cash equivalents	218,713
Cash and cash equivalents, beginning of year	1,618,331
Cash and cash equivalents, end of year	$1,837,044
Supplemental disclosures of cash flow data:	
Income taxes paid	$ 143,973

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Stone Ridge Partners LLC (the "Company") was formed in Delaware on March 1, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company derives its revenues primarily from investment banking services.

The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalent balances may at times exceed Federally insured limits. As of December 31, 2003, the Company has approximately $2,411,000 invested in an uninsured money market mutual fund.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

Equipment:

Equipment is stated at cost. Depreciation is computed using declining-balance methods over the estimated useful life of five years.

Equity method of accounting:

The Company accounts for its investment in a joint venture using the equity method. Accordingly, the Company's share of the earnings of this joint venture is included in Equity in earnings of joint venture.

Revenue recognition:

Revenue is recognized as services are rendered.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Company is not a taxpaying entity for Federal or state income tax purposes, and thus no such income tax expense has been recorded in the financial statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company. The Company remains liable for New York City unincorporated business tax.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are measured by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur. Deferred income taxes were immaterial as of December 31, 2003.

Note 2 - Investment in joint venture:

The Company has a 50% interest in a joint venture with an unrelated party which provides investment banking services to third parties.

The following information summarizes the activity of the joint venture through December 31, 2003.

Total assets	$1,063,491
Total liabilities	$ 56,989
Revenues	$1,450,000
Net income	$1,387,500
Company's share of net income	$ 693,750

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,316,180, which was $1,284,655 in excess of its required net capital of $31,525. The Company's net capital ratio was .36 to 1.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Total members' equity		$1,958,654
Deduct nonallowable assets:		
Accounts receivable		32,390
Prepaid expenses		7,661
Client advances		51,384
Equipment, net		4,837
Security deposit		1,228
Investment in joint venture		496,751
		594,251
Net capital before haircuts on securities positions		1,364,403
Haircuts on securities positions - money market instruments		(48,223)
Net capital		$1,316,180
Aggregate indebtedness		$ 472,641
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 31,525
Excess of net capital over minimum net capital		$1,284,655
Excess of net capital at 1,000%		$1,268,916
Ratio of aggregate indebtedness to net capital		.36
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$1,515,152
Difference in haircuts on securities positions - money market instruments		(10,972)
Nonallowable assets erroneously reported as allowable - accounts receivable		(140,000)
Audit adjustments:		
Balance sheet reclassifications		172,988
Distributions previously not recorded		(222,824)
Income tax accrual		10,000
Accrued expenses		(7,500)
Other audit adjustments (net)		(664)
Net capital per above		$1,316,180
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 450,141
Increase in aggregate indebtedness resulting from audit adjustments:		
Balance sheet reclassifications	$25,000	
Statement of income changes	(2,500)	22,500
Aggregate indebtedness per above		$ 472,641

See Report of Independent Public Accountants.

Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members
Stone Ridge Partners LLC

In planning and performing our audit of the financial statements and supplemental schedule of Stone Ridge Partners LLC (A Limited Liability Company) as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
January 27, 2004